EXHIBIT 99.1

Results of the votes of the Combined Shareholders’ General Meeting of May 25, 2023

Daix (France), Long Island City (New York, United States), May 26, 2023 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (NASH) and other diseases with unmet medical need, today announced the results of the votes of its Combined Shareholders’ Meeting.

The Combined Shareholders' Meeting was held on Thursday May 25, 2023 at 2 p.m. at Hôtel Oceania Le Jura, 14 avenue Foch, 21000 Dijon (France), under the chairmanship of Mr. Frédéric Cren, Chairman and Chief Executive Officer and cofounder of Inventiva.

Mr. Frederic Cren proceeded to the usual formalities of the opening of the meeting, in particular to the constitution of the Bureau by appointing Mrs. Christelle Herbin and Mr. Jean Volatier, as tellers, as well as Mr. Eric Duranson, as secretary of the general meeting.

All the resolutions submitted to vote have been adopted by the shareholders. Pursuant to Article R. 22-10-14 IV. of the French Commercial Code, the Combined Shareholders’ Meeting approved, without modification, the compensation policy for corporate officers as presented in the 2022 Universal Registration Document (Part 3.5.1, pages 160 and seq.).

Information on the results of the votes is detailed below:

  Total number of shares composing the share capital: 42 134 169
  Total number of shares with voting rights: 41 992 149

	Ordinary part			Extraordinary part
	Shareholders	Shares	Votes	Shareholders	Shares	Votes
Shareholders present	5	10 614	12 814	5	10 614	12 814
Proxy to third parties	0	0	0	0	0	0
Proxy to the Chairman	143	2 005 685	2 100 705	143	2 005 685	2 100 705
Mail votes	95	31 296 174	43 460 424	95	31 296 174	43 460 424
TOTAL	243	33 312 473	45 573 943	243	33 312 473	45 573 943
Quorum	79,33%			79,33%

VOTE RESULTS Ordinary Resolutions
Resolution	Result	For		Against		Abstention		Total number of votes cast	Number of represented shares	Proportion of represented share capital	Non- voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
1	Adopted	45 561 266	> 99,99%	3 578	< 0,01%	9 099	-	45 564 844	33 312 473	79,062%	0	0	79,330%
2	Adopted	45 561 266	> 99,99%	3 578	< 0,01%	9 099	-	45 564 844	33 312 473	79,062%	0	0	79,330%
3	Adopted	45 560 906	99,99%	5 938	0,01%	7 099	-	45 566 844	33 312 473	79,062%	0	0	79,330%
4	Adopted	45 532 185	99,99%	5 578	0,01%	36 180	-	45 537 763	33 312 473	79,062%	0	0	79,330%
5	Adopted	45 560 034	99,99%	4 585	0,01%	9 324	-	45 564 619	33 312 473	79,062%	0	0	79,330%
6	Adopted	45 365 367	99,56%	200 747	0,44%	7 829	-	45 566 114	33 312 473	79,062%	0	0	79,330%
7	Adopted	45 365 367	99,56%	200 747	0,44%	7 829	-	45 566 114	33 312 473	79,062%	0	0	79,330%
8	Adopted	45 127 131	99,05%	434 133	0,95%	12 679	-	45 561 264	33 312 473	79,062%	0	0	79,330%
9	Adopted	44 466 019	97,59%	1 100 095	2,41%	7 829	-	45 566 114	33 312 473	79,062%	0	0	79,330%
10	Adopted	44 466 019	97,59%	1 100 095	2,41%	7 829	-	45 566 114	33 312 473	79,062%	0	0	79,330%
11	Adopted	45 335 107	99,49%	231 007	0,51%	7 829	-	45 566 114	33 312 473	79,062%	0	0	79,330%
12	Adopted	44 690 251	98,07%	879 938	1,93%	3 754	-	45 570 189	33 312 473	79,062%	0	0	79,330%
14	Adopted	45 565 197	99,99%	6 268	0,01%	2 478	-	45 571 465	33 312 473	79,062%	0	0	79,330%

VOTE RESULTS Extraordinary Resolution
Resolution	Result	For		Against		Abstention		Total number of votes cast	Number of represented shares	Proportion of represented share capital	Non-voting votes	Invalid votes	Quorum
		Votes	%	Votes	%	Votes	%
13	Adopted	45 321 978	99,45%	251 611	0,55%	354	-	45 573 589	33 312 473	79,062%	0	0	79,330%

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH, mucopolysaccharidoses (“MPS”) and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting an oncology development candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Tristan Roquet Montegon Aude Lepreux Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including design, duration, timing, recruitment costs, screening and enrollment for those trials, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in NASH, the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and type 2 diabetes and the study with lanifibranor in patients with NAFLD and T2D, potential development of and regulatory pathway for odiparcil, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, including lanifibranor, potential regulatory submissions and approvals, and Inventiva’s pipeline and preclinical and clinical development plans, future activities, expectations, plans, growth and prospects of Inventiva, the potential receipt of the second tranche under the EIB loan and any potential transaction or receipt of additional funds, future access to the two-year short-term deposit,  and the sufficiency of Inventiva’s cash resources and estimated cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all.  Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva’s expectations with respect to the changes to the clinical development plan for lanifibranor for the treatment of NASH may not be realized and may not support the approval of a New Drug Application, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s clinical trials on anticipated timelines, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2022 filed with the Autorité des Marchés Financiers on March 30, 2023, and the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023 for other risks and uncertainties affecting Inventiva, including those described from time to time under the caption “Risk Factors”. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.

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